Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Technologies Announces Reverse Split

The reverse stock split is part of the Company’s plan to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market

(April 17, 2025) – Femto Technologies Inc. (Nasdaq: (FMTO) (“Femto” or the “Company”), a FemTech pioneer and the creator of Sensera, a feminine wellness product, has today announced a 1-for-500 reverse stock split of its outstanding subordinate voting shares effective April 22, 2025. This reverse split was approved by the board of directors of the Company on April 10, 2025.

The Company’s subordinate voting shares will begin trading on a reverse stock split-adjusted basis at the opening of the market on April 22, 2025. Following the reverse stock split, the Company’s subordinate voting shares will continue to trade on The Nasdaq Capital Market under the symbol “FMTO” with the new CUSIP number 31447N303. The reverse stock split is part of the Company’s plan to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

At the effective time of the reverse split, every 500 of the Company’s subordinate voting shares will automatically be combined into one issued and outstanding subordinate voting share. Fractional shares will not be issued in connection with the reverse stock split. Fractional shares being less than one-half of a Post-Reverse Split Share shall be rounded down to the next whole Post-Reverse Split Share and fractional shares being at least one-half of a Post- Reverse Split Share shall be rounded up to the next whole Post- Reverse Split Share. The reverse stock split will affect all stockholders uniformly and will not alter any stockholder’s relative interest in the Company’s equity securities, except for any adjustments for fractional shares. In addition, proportionate adjustments will be made to the number of shares underlying, and the exercise or conversion prices of, the Company’s outstanding stock options and warrants, and to the number of shares of subordinate voting shares issuable under the Company’s equity incentive plans.

The reverse stock split will reduce the number of issued and outstanding subordinate voting shares of the Company from approximately 279,947,674 to approximately 559,895. As soon as possible after the effective date of the reverse stock split, the Company will publicly disclose the number of issued and outstanding subordinate voting shares.

Femto Technologies Inc. (Nasdaq: FMTO), previously known as BYND Cannasoft Enterprises Inc., is a public Femtech company, pioneering a transformative change in the sphere of female wellness. Its proprietary Smart Release System (SRS technology) is embedded in Sensera, which has been named CES Innovation Awards® 2025 honoree in the AI category. Femto’s SRS technology is driving its R&D activities and product manufacturing for a variety of Femtech products. The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For more information, please visit www.femtocorp.com and on SEDAR+: www.sedarplus.ca

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, timing of the Sensera pre-order and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2024 and annual information form dated March 31, 2025, which are available under the Company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on March 31, 2025. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this news release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.